[redacted]

PD
5/29/13

SECURITI ON

13025043

SEC
Mail Processing
Section
MAY 29 2013
Washington DC
401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ (MM/DD/YY) AND ENDING 03/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peel Hunt Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Moor House 120 London Wall
(No. and Street)

London (City) ____ (State) EC2Y 5ET (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitchell Gibb 44 20 7418 8941
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSPC
(Name – *if individual, state last, first, middle name*)

546 Fifth Avenue (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PD 6/5/13

OATH OR AFFIRMATION

I, Mitchell Gibb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peel Hunt Inc., as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Peel Hunt Inc.
Statement of Financial Condition
March 31, 2013

MSPC
Certified Public
Accountants and Advisors
A Professional Corporation

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

Peel Hunt Inc.
Statement of Financial Condition
March 31, 2013

Peel Hunt Inc.
Index
March 31, 2013

Page(s)

MSpC
Certified Public Accountants and Advisors

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

Independent Auditor's Report

Board of Directors

Peel Hunt Inc.

We have audited the accompanying statement of financial condition of Peel Hunt Inc., (the "Company") as of March 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

www.mspc-cpa.com
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Peel Hunt Inc. as of March 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

MSPC

Certified Public Accountants and Advisors,

A Professional Corporation

New York, New York

May 24, 2013

Peel Hunt Inc.
Statement of Financial Condition
As of March 31, 2013

Assets		
Cash and cash equivalents	$	828,102
Deferred tax asset		31,409
Receivable from affiliate, net		25,901
Prepaid expenses		5,903
Total Assets	$	891,315
Liabilities and Stockholder's Equity		
Accounts payable and other accrued expenses	$	54,622
Subordinated borrowing		312,873
Stockholder's Equity		
Common stock, $1 par value, 500,000 shares authorized and 500,000 shares issued and outstanding		500,000
Retained Earnings		23,820
Total Stockholder's Equity		523,820
Total Liabilities and Stockholder's Equity	$	891,315

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Peel Hunt Inc. ("PH Inc." or "the Company") is a corporation formed in the State of Delaware on March 4, 2011. On March 12, 2012 the Financial Industry Regulatory Authority, Inc. ("FINRA") approved the registration of the Company. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. Peel Hunt is 100% held by Peel Hunt Holdings Limited ("PHH Limited") which is a limited liability company registered in England and Wales. The Company was formed to act as a chaperoning broker dealer for its UK affiliate, Peel Hunt LLP ("PH LLP") which is a financial services firm, authorized and regulated by the UK Financial Conduct Authority. The principal business purpose of the Company is to act as an agent for PH LLP offering UK equities to US institutional clients. The Company will utilize PH LLP's clearing for all foreign security order execution, clearance and settlement.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents
The Company classifies as cash equivalents highly liquid instruments with original maturities of three months or less. The Company does not have any cash equivalents at March 31, 2013.

Income Taxes
The Company is subject to US Federal taxes. The Company utilizes an asset and liability approach to accounting for income taxes such that the amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company's income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The returns for fiscal years ended March 31, 2012 and 2013 are open for examination as of the date of these financial statements. If any, the Company records interest and penalties in the General and administrative expense caption of the Statement of Operations.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value Measurements

ASC Topic 825 requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the Statement of Financial Condition. The fair values of the financial instruments are not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. For certain financial instruments, including cash, amounts due to/from related parties, accounts receivable, accounts payable and accrued expenses, the fair values were determined based on the near term maturities of such obligations. The fair value of debt was determined based on current rates at which the Company could borrow or advance funds with similar remaining maturities, which amount approximates its carrying value.

3. Related Party Transactions

On April 20, 2012, PH Inc. and PH LLP entered into an Administrative Services Agreement, as amended and restated (the "Expense Sharing Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses PH LLP, on a monthly basis, for a proportional share of salaries and related expenses of personnel employed by PH LLP performing services on behalf of PH Inc., as well as a proportional share of certain other costs and expenses paid on behalf of PH Inc., including office space, utilities and other general, administrative and overhead expenses. In August 2012, the parties amended the Expense Sharing Agreement and revised the allocation rate in line with current services. During the period ended March 31, 2013, PH Inc. incurred $211,897 of expenses under the Expense Sharing Agreement.

On March 9, 2012 PH Inc. and PH LLP entered into a Transfer Pricing Agreement whereas PH Inc. will be reimbursed by PH LLP for certain Operating costs of PH Inc. plus a mark-up of 7.5%.

As of March 31, 2012 the Company has a net receivable in the amount of $25,901 due from the affiliate, PH LLP, comprised of $41,421 of amount due under the Transfer Pricing Agreement and $15,520 payable under the Expense Sharing Agreement.

On March 12, 2012 the Company signed a Subordinated Agreement with its parent, Peel Hunt Holdings Limited. The principal amount of the loan is $300,000 with an initial maturity set for March 12, 2015. Interest is to be accrued at 4% per annum. Accrued interest is to be added to the principal amount of the note. At March 31, 2013 the amount of accrued interest totaled $12,873. The loan agreement was reviewed and approved by FINRA as a satisfactory subordinated agreement. The Subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Subordinated borrowing including accrued interest is as follows:

Subordinated borrowings at beginning of period 3/12/12		300,000
Accrued Interest		12,873
Subordinated borrowings at end of period 3/31/13	$	312,873

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined equal to the greater of $250,000 or 2% of aggregated debit items. At March 31, 2013, PH Inc. had net capital of $773,480 which was $523,480 above its required net capital requirement

5. Risks and Uncertainties

The Company has a credit risk exposure of uninsured cash in banks of $828,102 at March 31, 2013.

The Company does not require collateral or other security to support financial instruments subject to credit risk.

For the period beginning from March 12, 2012 to March 31, 2013, all fee revenue earned was from PH, LLP

6. Income Taxes

The components of income tax expense for the period ended March 31, 2013 are as follows:

	2013
Current Federal	$ 9,673
Total Current Taxes	$ 9,673
Deferred Tax Benefit	$ (987)
	$ 8,686

Deferred income taxes reflect the net tax effects of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	2013
Intagible Asset	$ 31,409
Total Deferred Tax Asset	$ 31,409

7. Subsequent Events

The Company evaluated subsequent events or transactions that occurred from April 1 through May 24, 2013, the date these financial statements were issued.